

AiPEX5
AI Powered US Equity Index 5

Monthly Performance Report - February 2024

About AiPEX5
The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	aipex5.gbm.hsbc.com
Bloomberg Ticker:	AIPEX5 Index
Geographical Focus:	United States
Launch Date:	5/4/2020
Index Type:	Excess Return
Index Sponsor:	EquBot, Inc.
Index Calculation Agent:	Solactive AG
Index Fee:	0.85% per year

Index Performance: Historical & Simulated*

1 Month	1.41%
YTD	0.56%
1Y	1.44%
3Y	-4.11%
5Y	1.27%
10Y	25.38%
10Y Annualized Volatility	4.91%
10Y Sharpe Ratio	-0.62
Cumulative Return	93.79%

Top 10 Holdings: As of 2/29/2024

	Index Weight(%)	Sector
JOHNSON & JOHNSON	3.7%	Health Technology
ELEVANCE HEALTH INC	3.7%	Health Services
APPLE INC	3.6%	Electronic Technology
MCDONALDS CORP	3.6%	Consumer Services
MICROSOFT CORP	3.0%	Technology Services
AMERICAN ELECTRIC POWER COMPANY INC	2.8%	Utilities
GILEAD SCIENCES INC	2.3%	Health Technology
NVIDIA CORP	1.7%	Electronic Technology
AMAZON.COM INC	1.5%	Retail Trade
UNITEDHEALTH GROUP INC	1.4%	Health Services
Total	27.3%	

Annual Index Performance: Historical & Simulated*

2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
6.4%	-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%	1.9%	-6.4%	0.8%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 2/29/2024. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

HSBC

Monthly Performance Report - February 2024

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	11.55%	4.23%
Consumer Services	6.49%	3.36%
Electronic Technology	10.51%	17.34%
Energy Minerals	3.69%	3.04%
Finance	10.19%	12.80%
Health Services	5.82%	2.11%
Health Technology	12.80%	9.40%
Retail Trade	4.60%	7.75%
Technology Services	12.38%	20.96%
Utilities	10.58%	2.17%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	1.04%	0.04%
Consumer Services	-0.09%	0.09%
Electronic Technology	2.16%	1.33%
Energy Minerals	0.02%	0.09%
Finance	0.46%	0.55%
Health Services	0.05%	0.02%
Health Technology	1.21%	0.34%
Retail Trade	0.19%	0.4%
Technology Services	-0.04%	0.97%
Utilities	-0.0%	0.03%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 2/29/2024	3Y Average	5Y Average	10Y Average
Equity Portfolio	37.89%	27.23%	27.40%	34.35%
Cash	62.11%	72.77%	72.60%	65.65%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 2/29/2024. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

